Arrow Cars International Inc.
                   Calle de Escritor Herrara Santaolala, No. 2
                         Churriana, Malaga, Spain 29140

                                February 22, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Justine Dobbie, Legal Branch Chief
           Sonia Bednarowski, Esq.
           Mr. Juan Migone
           Mr. David Humphrey

Re: Arrow Cars International Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed January 28, 2013
    File No. 333-184611

Dear Madam and Sir:

     This letter is in response to your letter to me of February 11, 2013, regarding the above referenced filing ("Comment Letter").

     Our responses to the Comment Letter follow:

SUMMARY OF OUR OFFERING, PAGE 3

1. PLEASE REVISE YOUR DISCLOSURE TO STATE THAT IT IS YOUR BELIEF THAT YOUR RENT TO OWN PROGRAM OFFERS THE NUMBERED BENEFITS ON PAGE 4.

Response:

We have revised this disclosure on page 4 of our amended filing to state that we believe our Rent to Own programs offers us additional benefitis.

RISK FACTORS, PAGE 7

WE ARE VULNERABLE TO THE CURRENT ECONOMIC CRISIS WHICH MAY NEGATIVELY, PAGE 11

2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 10 AND REISSUE IN PART. PLEASE REVISE TO DISCUSS HOW SPAIN'S HIGH UNEMPLOYMENT RATE AND AUSTERITY MEASURES COULD NEGATIVELY AFFECT YOUR BUSINESS. ALTERNATIVELY, PLEASE TELL US WHY YOU BELIEVE THAT IT IS NOT NECESSARY TO ADDRESS SUCH FACTORS.

Response:

We have added the following language to this risk factor on page 11 of our amended filing:

"High levels of unemployment and the current austerity measures in Spain and throughout most of Europe could have a negative effect on our business due to the high number of companies in, or facing, bankruptcy, and businesses and individuals generally spending less money."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF DEVELOPMENT STAGEACTIVITIES, PAGE 20

3. WE NOTE YOUR RESPONSE TO OUR COMMENT 12. HOWEVER, BASED ON YOUR DISCLOSURE IN NOTE 3, IT APPEARS ACI DID NOT HAVE ANY MATERIAL OPERATIONS AND
     MAJORITY-VOTING CONTROL WAS TRANSFERRED TO ACSL. IN THIS REGARD, THE RESULTS OF OPERATIONS PRESENTED ARE SUBSTANTIALLY THOSE OF THE SURVIVING ACCOUNTING ACQUIRER. THEREFORE, WE CONTINUE TO BELIEVE THAT YOU SHOULD REVISE YOUR DISCUSSION OF OPERATING RESULTS, FOR EACH OF THE PERIODS PRESENTED, TO INCLUDE A ROBUST COMPARATIVE DISCUSSION OF CHANGES IN YOUR OPERATING RESULTS, INCLUDING THE QUALITATIVE AND QUANTITATIVE FACTORS IMPACTING BOTH REVENUE AND EXPENSES.

Response:

Updated.

4. THE BUDGET DISCLOSED IN YOUR PLAN OF OPERATIONS, BEGINNING ON PAGE 26, DOES NOT APPEAR TO CORRESPOND WITH YOUR USE OF PROCEEDS TABLE ON PAGE 15. PLEASE REVISE FOR CONSISTENCY, IF NECESSARY, AND CLARITY REGARDING THE SOURCE OF THE FUNDS YOU INTEND TO USE TO COMPLETE YOUR BUSINESS PLAN.

Response:

The use of proceeds table does not exactly correspond with the list of milestones (and costs) in our plan of operations as the many of the milestones occur after the proceeds have been used (other than initial fleet purchase at $887,500). The expenses listed within the milestones (and not included in the use of proceeds table) are funded from revenues from future business operations.

PROPOSED MILESTONES TO IMPLEMENT OUR BUSINESS OPERATION, PAGE 26

APPROACH SMALL TO MEDIUM SIZED BUSINESS IN SPAIN, PAGE 27

5. WE NOTE YOUR REVISED DISCLOSURE ON PAGE 27 THAT YOU BELIEVE THAT A MINIMUM OF TEN COMPANIES WILL SWITCH TO YOUR COMPANY. PLEASE TELL US THE BASIS OF SUCH BELIEF. IN ADDITION, PLEASE REVISE TO DISCLOSE WHETHER YOU HAVE EXECUTED AGREEMENTS WITH THESE COMPANIES, AND, IF YOU HAVE NOT EXECUTED AGREEMENTS WITH THESE COMPANIES, PLEASE REVISE TO CLARIFY HERE AND ON PAGE 31 THAT THERE IS NO GUARANTEE THAT YOU WILL OBTAIN THESE NEW CUSTOMERS.

Response:

We have corrected the number of businesses on page 27 of our amended filing from ten to three, which is our target if we only raise the $1,000,000 minimum in proceeds of our offering.

The number of businesses mentioned on page 31 is correct at 10 (a higher number as this target is based us raising the maximum offering proceeds from our offering and having more money available to promote our business and increase our fleet.

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
The statements on pages 27 and 31 are targets we believe we will reach at a certain time in our development and have been listed as milestones. There are thousands of businesses in our region in Spain and the milestones of three and ten businesses are, we believe, extremely low targets which are related more to the amount of vehicles we can provide rather than the ability to "convert" these companies to our services. We believe the benefits of our services when compared to alternative methods of vehicle acquisition will encourage businesses to return their existing fleets and use the AutoOasis services.

We have revised our disclosures on pages 27 and 31 of our amended filing to state that we have not executed agreements with any companies and there is no guarantee that any companies will switchtheir fleets over to us.

EXPAND OUR OPERATION IN GIBRALTAR, PAGE 27

6. WE NOTE YOUR DISCLOSURE ON PAGE 27 THAT YOU BELIEVE YOU CAN INCREASE YOUR CLIENT BASE IN GIBRALTAR BY A MINIMUM OF 200%. THIS DISCLOSURE IS
     INCONSISTENT WITH YOUR DISCLOSURE ON PAGE 31 WHERE YOU STATE THAT YOU BELIEVE THAT YOU CAN INCREASE YOUR CLIENT BASE IN GIBRALTAR BY A MINIMUM OF 300%. PLEASE REVISE FOR CONSISTENCY.

Response:

Our belief that we can increase our client base in Gibraltar by a minimum of 200% on page 27 of our amended filing is based on our raising the minimum amount of $1,000,000 in proceeds in this offering..

On page 31 of our amended filing, we state that we believe we can increase our client base in Gibraltar by at least 300%. This statement is based on us raising the maximum amount of $5,000,000 in our offering, and, therefore, having a larger fleet size and marketing budget for a larger client base in Gibralter.

PRINCIPAL STOCKHOLDERS, PAGE 43

7. WE NOTE THAT THE NUMBER OF SHARES BENEFICIALLY OWNED BY ALL OFFICERS AND DIRECTORS (22,950,000) APPEARS TO EXCEED THE NUMBER OF SHARES BENEFICIALLY OWNED BY MESSRS. HARRIS AND CONEJO, YOUR TWO OFFICERS AND DIRECTORS. PLEASE REVISE OR ADVISE.

Response:

We have corrected the share total to 21,600,000 (70.9%) on page 43 of our amended filing.

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS, PAGE F-3

NOTE 1 - BACKGROUND, PAGE F-6

8. WITH REGARD TO OUR COMMENT 23, PLEASE CLARIFY WHETHER OR NOT YOU MAKE ANY GUARANTEES REGARDING THE RESIDUAL VALUE OF YOUR VEHICLES. FOR EXAMPLE, IF A CERTAIN MINIMUM RESIDUAL VALUE (IRRESPECTIVE OF THE CONDITION OF THE VEHICLE) IS APPLIED TOWARD THE DEPOSIT REQUIRED TO BEGIN A NEW "RENT TO OWN" CONTRACT, STATE THE AMOUNT OF THIS MINIMUM GUARANTEED RESIDUAL VALUE.

Response:

We do not make any guarantees regarding the residual value of our vehicles when the vehicle is applied toward the deposit required to begin a new "Rent-to-Own" contract.

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
NOTE 2 - BASIS OF PRESENTATION AND RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS, PAGE F-7

VEHICLES, PAGE F-7

9. PLEASE PROVIDE US WITH SIGNIFICANT SUPPORT REGARDING THE APPROPRIATENESS OF USING A STRAIGHT LINE METHOD FOR DEPRECIATING YOUR VEHICLES, AT A 16% RATE, INSTEAD OF DEPRECIATING YOUR VEHICLES OVER AN APPROPRIATE PERIOD AND CONSIDERING ESTIMATED RESIDUAL VALUE AT THE EXPECTED DATE OF DISPOSITION.

Response:

The "Rent a Car" vehicles are being depreciated using a straight line method taking into consideration the estimated residual value at the expected date of disposition. The "Rent a Car" vehicles are currently being depreciated at a rate of 16% per annum over 1 to 3 years depending on the time that the vehicles are in the "Easy car leasing" program. Once the vehicles come out of this "Easy car leasing" program and go into the "Rent-to-Own" scheme, depreciate stops, management then reassess the residual value of the vehicles and adjusts the depreciation accordingly.

REVENUE RECOGNITION, PAGE F-8

10. WE NOTE YOUR RESPONSE TO COMMENT 25. HOWEVER, WE REISSUE OUR COMMENT. YOU INDICATE THAT REVENUE IS RECOGNIZED UPON EXECUTION OF THE AGREEMENT WHICH PROVIDES FOR NON-REFUNDABLE THIRTY-SIX MONTH LEASE TERMS. GENERALLY, THE CUSTOMER ONLY HAS THE RIGHT TO ACQUIRE TITLE THROUGH PAYMENT OF ALL REQUIRED LEASE PAYMENTS. HOWEVER, BASED ON THE DESCRIPTION OF YOUR CURRENT OPERATIONS ON PAGE 5, IT APPEARS THAT A CUSTOMER CAN TERMINATE THE RENT-TO-OWN CONTRACT AND RETURN THE CAR AT ANY TIME AND, IN THIS EVENT, YOU CANNOT ENFORCE COLLECTION FOR NON-PAYMENT OF FUTURE RENTS. THEREFORE, IT IS UNCLEAR WHY YOU BELIEVE IT IS APPROPRIATE TO RECORD AN INSTALLMENT SALE RECEIVABLE UPON EXECUTION OF THE 36-MONTH LEASE AGREEMENT. FOR GUIDANCE RELATED TO INSTALLMENT SALES, REFER TO ASC TOPIC 605-10-25-3. PLEASE INCLUDE A DISCUSSION OF THE APPLICABILITY OF THIS ACCOUNTING LITERATURE IN YOUR RESPONSE.

Response:

Accounting Standards Codification 840, drafted by the Financial Accounting Standards Board, also known as FASB ASC 840, is the section that relates to leases. The types of assets that are expensed are referred to as Operating Leases, while the type of lease that must be capitalized is known as a Capital Lease. The logic behind these two classifications is that some leases are much more like purchases than true leases and, therefore, should be treated as such.

In order to determine if a lease is a Capital Lease or an Operating Lease, there is a series of tests in which must be conducted. If the lease does not meet the criteria of any of these tests, it is considered an Operating Lease - if it meets the criteria of even ONE of the tests then it is classified as a Capital Lease.

     A. TRANSFER TEST - Lease transfers ownership at the end of the lease to the lessee
     B. BARGAIN PURCHASE TEST - If at the end of the lease, a bargain purchase option exists for the lessee to buy the asset below market value
     C. ECONOMIC LIFE TEST - If the lease term is equal to or greater than 75% of the economic life of the asset

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
     D. FAIR MARKET TEST - If the present value of the minimum lease payments is equal to or greater than 90% of the fair market value of the asset

There are additional criteria for the lessor in the case of a Capital Lease:

     E.   Collectability  of minimum lease  payments is reasonably  predictable;
          and
     F. No important uncertainties about the additional costs to be incurred by lessor when such costs are not reimbursable

The 36 month lease to own lease classification is considered a sales type lease by Arrow Cars because according to FASB 840, if it satisfies any of (A), (B),
(C), (D) and both of (E), (F), it is sales type lease.

In the opinion of management, collectability is reasonably predicted and there are no important uncertainties due to our historical experience.

Also, according to FASB 840, in a sales type lease:

     *    The lessor records the lease the same as a sale of the property
     * Sales, cost of goods sold, lease payments receivable and unearned income are recognized by the lessor

Further, according to FASB ASC 840, in a sales type lease, the lessor gets manufacturers or dealer's profit or loss when:

     * Fair value of the asset does not equal carrying amount of the leased property
     * There is a profit when fair value of the asset is more than the carrying amount
     * There is a loss when the fair value of the asset is less than the carrying amount

According to the above, and the empirical evidence of the business model operated by the Company, we strongly believe our 36 month "Lease to Own" transactions are in effect installment sales and in management's opinion should be treated as such.

If a "Rent-to-Own" customer has to return the vehicle and break the agreement during the 36 month rent to own contract, the returned vehicle might be accepted by the Company as settlement of any future rental payments owed. However, the returned vehicle will only be accepted by the Company if it is returned in a saleable condition

Any decision to accept the returned vehicle is solely at the Company's discretion. If the company refuses to accept the returned vehicle, the Company will pursue the customer for any unpaid amounts owed. Because of this and combined with payments already received (none of which are refundable to the customer), we believe it is correct to recognize the revenue upon execution of the agreement.

Note: The customer will already have made a substantial financial commitment by paying the initial 30% (approximately) deposit (of the value of the car), insurance, maintenance and any monthly rental payments.

Our "rent to own" service is structured in a similar to a conventional car leasing or loan arrangement. Both the company and the customer are contractually obligated to fulfil/ their contractual obligations.

11. IN YOUR RESPONSE TO OUR COMMENT 25, YOU INDICATE THAT THE CUSTOMER IS CONTRACTUALLY OBLIGATED TO MAKE ALL PAYMENTS. HOWEVER, PLEASE CLARIFY WHETHER OR NOT YOUR CUSTOMER IS CONTRACTUALLY BOUND TO CONTINUE TO MAKE ALL PAYMENTS IF THEY TERMINATE THE RENT-TO-OWN CONTRACT AND RETURN THE VEHICLE. IN PARTICULAR, WE NOTE YOUR DISCLOSURE, ON PAGE 5, THAT CUSTOMERS HAVE THE OPTION TO RETURN THE CAR WITHOUT PENALTY. IF YOU BELIEVE THAT YOU CAN ENFORCE COLLECTION, PLEASE TELL US HOW YOU CAN ENFORCE THE COLLECTION FOR NON-PAYMENT OF FUTURE RENTS IF YOUR CUSTOMER RETURNS THE VEHICLE AND THEREBY TERMINATES THE AGREEMENT.

Response:

The customer is contractually obligated to make all payments agreed to in the "Rent-to-Own" contract. The Company has the right to pursue the customer for unpaid rental payments.

If the customer returns the car before the end of the contract, then the vehicle might be accepted by the Company as settlement of any future payments. If this is the case, the customer will no longer be obligated to make any further payments in respect of the "Rent-to-Own" contract.

However, if the returned vehicle is returned in an unsalable condition, the Company has the right decline the return of the vehicle and enforce the contract by pursuing the unpaid "Rent-to-Own" installments outstanding through debt collection agencies. As mentioned before, any decision to accept the returned vehicle is solely at the Company's discretion. Management believes that collectability is not an issue due to two main factors: (1) historically only 5% of our "Rent-to-Own" customers have tried to return the vehicles and none of them has ever been accepted; and (2) in the event the Company has to collect the debt owed on the unpaid installments payments receivable, it would engage the services of a local debt collector.

Finally, in the event that a vehicle iss returned and accepted by the Company, it will be automatically reintroduced into the fleets inventory and will be immediately rehired to another customer under a new "Rent-to-Own" contract.

12. IN THE DESCRIPTION OF YOUR CURRENT OPERATIONS ON PAGE 35, YOU STATE THAT NO CREDIT CHECKS ARE PERFORMED. THEREFORE, IT IS UNCLEAR HOW YOU DETERMINED THAT COLLECTABILITY IS REASONABLY ASSURED, WHICH IS ONE OF THE FOUR BASIC CRITERIA REQUIRED IN ORDER TO RECOGNIZE REVENUE. PLEASE EXPLAIN.

Response:

We believe collectability is reasonably assured because;

     1. We require an initial 30% deposit (of the approximate value of the vehicle) to be paid prior to collecting the "rent to own" vehicle. This deposit acts a filter and helps to determine that the customer is
          (a) serious about entering into a "rent to own" contract and (b) the customer has considered if they can actually afford the monthly rental payments (by making this nonrefundable, financial commitment).

     2. Each vehicle in the AutoOasis fleet is fitted with a vehicle tracking device which enables the car to be tracked and ultimately stopped and repossessed (only when absolutely safe and necessary) in the event of nonpayment and refusal of the customer to make payments.

If the customer refuses to bring their account up to date, the Company can choose to either;

          a.   Repossess the vehicle in settlement of the amount owed,

          b. Refuse to repossess the vehicle and pursue the customer for future unpaid rental charges and repairs if the vehicle is in an unsaleable condition, or,

          c. Repossess the vehicle even if it is an unsaleable condition and pursue the client for therest of the installment payments receivable.

     3. The customer is made aware of their commitment and the consequences of not adhering to the contract prior to signing.

Finally, as stated in our responses to comment number 12, management believes that collectability is not an issue due to two main factors: (1) historically only 5% of our "Rent-to-Own" customers have tried to return the vehicles and none of them has ever been accepted; and (2) in the event the Company had to collect the debt on the unpaid payments installments receivable, it would engage the services of a local debt collector.

13. ON A RELATED MATTER, ANOTHER CRITERION REQUIRED IN ORDER TO RECOGNIZE REVENUE IS THAT DELIVERY OCCURRED. IN THE DESCRIPTION OF HOW YOUR
     RENT-TO-OWN PROGRAM WORKS, ON PAGE 36, YOU INDICATE THAT OWNERSHIP OF THE VEHICLE IS TRANSFERABLE TO THE CUSTOMER UPON RECEIPT OF THE FINAL PAYMENT. AS SUCH, IT APPEARS THAT DELIVERY TAKES PLACE AT THAT TIME. PLEASE TELL US WHAT CONSIDERATION YOU GAVE TO RECOGNIZING THE SALE OF A VEHICLE UPON TRANSFER OF TITLE (RATHER THAN UPON EXECUTION OF A 36-MONTH LEASE AGREEMENT.)

Response:

Delivery of the vehicle takes place when the client signs the contract. The initial 30% deposit and each rental payment received thereafter is an addition to the customer's equity. Title is granted once the last payment is made. The title transfers to the lessee with no further payments at the end of the lease (no "balloon" payments or "buy out" clauses).

14. PLEASE TELL US WHETHER OR NOT A CUSTOMER HAS THE RIGHT TO SELL THE CAR TO A THIRD PARTY, INSTEAD OF RETURNING THE VEHICLE, AND REMITTING PAYMENT TO YOU FOR THE REMAINDER OF THE 36-MONTH LEASE PERIOD.

Response:

The customer does not have the right to sell the car to a third party during the 36 month lease period. However the customer can pay the outstanding rental payments due and once payment has been received the "36 month Rent-to-Own" lease contract will be cancelled and ownership of the vehicle will be transferred to the customer. The customer can then sell the vehicle if they want to.

15. ON PAGE 5, YOU INDICATE THAT FULL INSURANCE IS PROVIDED BY YOU AT THE CUSTOMER'S EXPENSE. IN THIS REGARD, PLEASE TELL US HOW YOU DETERMINED THAT THE RISKS OF OWNERSHIP HAVE PASSED TO THE BUYER WHEN YOU PROVIDE THE INSURANCE FOR THE VEHICLE. PLEASE CLARIFY WHETHER YOU OR YOUR CUSTOMER ARE THE INSURED AND COVERED PARTY. IN ADDITION, PLEASE TELL US WHETHER YOU SELF-INSURE OR USE A THIRD PARTY PROVIDER OF INSURANCE COVERAGE.

Response:

The only difference between the insurance for our "easy car leasing" fleet and our "rent to own" fleet is that the customer pays for the insurance for a "rent to own" car ("easy car leasing" rental rates are inclusive and, therefore, more expensive).

Our "rent to own" contract remains a car rental contract until the 36 month period is complete. The vehicle is, therefore, insured as a rent a car. The contract holder is insured to drive the car (as they would be if driving a regular rent a car) and the owner of the car (Arrow Cars) is the insurance beneficiary if the car is damaged in an accident. When the "rent to own" contract is complete and ownership of the vehicle is transferred to the customer, the customer is then responsible for providing their own vehicle insurance.

We currently use a third party insurer for the insurance coverage of our fleet. We constantly monitor the costs and benefits of third party insurance, self-insurance and a combination of both to maintain the best compromise of costs, service and risks.

GENERAL

16. PLEASE UPDATE YOUR FINANCIAL STATEMENTS TO COMPLY WITH RULE 8-08 OF REGULATION S-X.

Response:

We will comply with Rule 8-08 of Regulation S-X by a further amendment to our S-1 after the next comment letter is received.

17. PROVIDE A CURRENTLY DATED CONSENT FROM THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM IN THE AMENDMENT.

Response:

We have included a currently dated consent from the independent registered public accounting firm in our amended filing.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                       Law Offices of David E. Wise, P.C.
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

Very truly yours,

Arrow Cars International Inc.


By: /s/ Jeremy Harris
   -------------------------------------
   Jeremy Harris
   President and Chief Executive Officer


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